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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIBERSTARS, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

315662 10 6

(CUSIP Number)

James S. Hogg, Esq.
Cowden, Humphrey, Nagorney & Lovett, Co., L.P.A.
50 Public Square
1414 Terminal Tower
Cleveland, Ohio 44113
(216) 241-2880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 10 Pages)

CUSIP No. 325662 10 6			Page 2 of 10

1.	Name of Reporting Person: Advanced Lighting Technologies, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 2 of 10 Pages)

CUSIP No. 325662 10 6			Page 3 of 10

1.	Name of Reporting Person: Saratoga Lighting Holdings LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 3 of 10 Pages)

CUSIP No. 325662 10 6			Page 4 of 10

1.	Name of Reporting Person: Saratoga Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only): 13-4013670

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 4 of 10 Pages)

CUSIP No. 325662 10 6			Page 5 of 10

1.	Name of Reporting Person: Saratoga Coinvestment IV LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4056003

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 5 of 10 Pages)

CUSIP No. 325662 10 6			Page 6 of 10

1.	Name of Reporting Person: Saratoga Associates IV LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4013667

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 6 of 10 Pages)

CUSIP No. 325662 10 6			Page 7 of 10

1.	Name of Reporting Person: Saratoga Management Company LLC		I.R.S. Identification Nos. of above persons (entities only): 13-4013664

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:0

		8.	Shared Voting Power:0

		9.	Sole Dispositive Power:0

		10.	Shared Dispositive Power:0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(Page 7 of 10 Pages)

SCHEDULE 13D
Item 1. Security and Issuer
     No change is being reported.
Item 2. Identity and Background
     No change is being reported.
Item 3. Source and Amount of Funds or Other Consideration
     No change is being reported.
Item 4. Purpose of Transaction
     On November 8, 2005, the ADLT sold its shares of Fiberstars Common Stock pursuant to an underwriting agreement, dated November 2, 2005, among Fiberstars, ADLT, David Ruckert, and Merriman Curhan Ford & Co., WR Hambrecht + Co., LLC, and Pacific Growth Equities, Inc., at a price, net of underwriting discounts and commissions, of $7.76 per share.
     As a result of this transaction, the obligation of all reporting parties to report their beneficial ownership of shares of Fiberstars Common Stock pursuant to Rule 13d-1(a) is terminated.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     On November 8, 2005, the ADLT sold its shares of Fiberstars Common Stock pursuant to an underwriting agreement, dated November 2, 2005, among Fiberstars, ADLT, David Ruckert, and Merriman Curhan Ford & Co., WR Hambrecht + Co., LLC, and Pacific Growth Equities, Inc., at a price, net of underwriting discounts and commissions, of $7.76 per share.
     As a result of this transaction, the obligation of all reporting parties to report their beneficial ownership of shares of Fiberstars Common Stock pursuant to Rule 13d-1(a) is terminated.
     Except for the foregoing, no change is being reported.
     (c) Not Applicable.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(Page 8 of 10 Pages)

     On November 7, 2005, the ADLT sold its shares of Fiberstars Common Stock pursuant to an underwriting agreement, dated November 2, 2005, among Fiberstars, ADLT, David Ruckert, and Merriman Curhan Ford & Co., WR Hambrecht + Co., LLC, and Pacific Growth Equities, Inc., at a price, net of underwriting discounts and commissions, of $7.76 per share.
     As a result of this transaction, the obligation of all reporting parties to report their beneficial ownership of shares of Fiberstars Common Stock pursuant to Rule 13d-1(a) is terminated.
Item 7. Material to be Filed as Exhibits
1.	Joint Filing Agreement and Power of Attorney.

2.	Underwriting Agreement. (Incorporated by reference to Exhibit 1.1 to Fiberstars Amendment No. 1 to Registration Statement on Form S-3 Registration (File No. 333-128421) filed October 17, 2005.

(Page 9 of 10 Pages)

SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
ADVANCED LIGHTING
     TECHNOLOGIES, INC.
SARATOGA LIGHTING HOLDINGS, LLC
SARATOGA PARTNERS IV L.P.
SARATOGA COINVESTMENT IV LLC
SARATOGA ASSOCIATES IV LLC
SARATOGA MANAGEMENT COMPANY LLC

Signed on behalf of each of the above entities.

November 10, 2005	By:	/s/ Wayne J. Vespoli

(Date)		(Signature) Wayne J. Vespoli Executive Vice President, Advanced Lighting Technologies, Inc.

(Page 10 of 10 Pages)